VIA EDGAR

Bingham McCutchen LLP
355 South Grand Avenue
Los Angeles, CA 90071

November 19, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	City National Rochdale Funds (Formerly CNI Charter Funds) - File No. 333-191583 (the “Registrant”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me as a representative of the Registrant by Ms. Cindy Rose of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 19, 2013, regarding Pre-Effective Amendment Number 2 to the Registrant’s Form N-14 registration statement, filed on November 12, 2013, regarding the proposed reorganization of the City National Rochdale Diversified Equity Fund series of the Registrant (the “Diversified Equity Fund”) into the City National Rochdale U.S. Core Equity Fund series of the Registrant (the “U.S. Core Equity Fund”).  The Staff’s comments and the Registrant’s responses thereto are included below.

1)            Comment:  Please provide a factor-by-factor description of the accounting survivor analysis pursuant to the North American Security Trust No-Action Letter (pub. avail. Aug. 5, 1994) (the “North American Letter”).

Response:  The North American Letter states that in determining whether a surviving fund may use the historical performance of a predecessor fund, funds should compare, among other factors, the funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.  The funds should use such comparison to determine which predecessor fund the surviving fund most closely resembles.  The Staff noted in the North American Letter that these factors are substantially similar to the factors the Staff considers in determining the accounting survivor of a business combination involving investment companies.  We review each of these factors below, which formed the basis for the determination that (i) the Registrant is justified in using the historical performance data of the U.S. Core Equity Fund, and (ii) the U.S. Core Equity Fund should be the accounting survivor of the reorganization.

•	Investment Adviser: City National Rochdale, LLC (“CNR”) is the investment adviser of the U.S. Core Equity Fund, the Diversified Equity Fund and the combined Fund.

•	Investment Objectives, Policies and Restrictions: The combined Fund will retain the investment objective, policies and restrictions of the U.S. Core Equity Fund.

The U.S. Core Equity Fund and Diversified Equity Fund have substantially similar investment objectives.  However, their investment policies and strategies differ in certain respects.  For example:

•
Under normal circumstances, the Diversified Equity Fund invests at least 80% of its assets in common stocks of large-capitalization U.S. companies.  The Fund considers a large-capitalization company to be a company with a market capitalization satisfying Standard & Poor’s eligibility criteria for inclusion in the S&P 500 Index at the time of investment.  Up to 20% of the Diversified Equity Fund’s net assets may consist of equity securities of mid-capitalization companies. The Fund considers a mid-capitalization company to be a company with a market capitalization satisfying Standard & Poor’s eligibility criteria for inclusion in the S&P Midcap 400 Index at the time of investment.  In addition to investing in U.S. corporations, the Fund invests in U.S. dollar denominated sponsored American Depositary Receipts of foreign corporations.  A portion of the Fund’s portfolio is managed by replicating the holdings of the S&P 500 Index other than tobacco-related companies.

•
By contrast, under normal circumstances, the U.S. Core Equity Fund invests at least 80% of its assets in common stock of both large and middle capitalization corporations domiciled in the United States.  The Fund considers a large capitalization corporation and a middle capitalization corporation to be a corporation with a market capitalization satisfying Standard & Poor’s eligibility criteria, at the time of investment, for inclusion in the S&P 500 Index and the S&P Midcap 400 Index, respectively.

As a result of these differences the portfolio of the combined Fund, which will be determined by the continuing investment policies and strategies of the U.S. Core Equity Fund, will be significantly different than the portfolio of the Diversified Equity Fund.  As indicated below under “Portfolio Composition”, these differences are substantial enough that the Diversified Equity Fund cannot be considered the predecessor of the combined Fund for purposes of tax treatment as a tax-free reorganization.

•
Expense Structures and Expense Ratios:  The expense structure and ratio of the combined Fund will most closely resemble the expense structure and ratio of the U.S. Core Equity Fund.  In particular, the combined Fund will retain the current 0.40% management fee for the U.S. Core Equity Fund, which is considerably lower than the 0.75% management fee of the Diversified Equity Fund.  In addition, the expected total expense ratio of the combined Fund will be 1.04% and 0.54% for Class N and Institutional Class shares, respectively, which is closer to the current total expense ratio of the U.S. Core Equity Fund (0.99% and 0.49%) than the current total expense ratio of the Diversified Equity Fund (1.34% and 0.84% before waivers, 1.14% and 0.74% after waivers).

•
Asset Size:  As of July 31, 2013, the U.S. Core Equity Fund was more than two-and-a-half times as large as the Diversified Equity Fund, with $125.9 million in net assets as compared to $49.2 million for the Diversified Equity Fund.

•
Portfolio Composition:  As noted above, the U.S. Core Equity Fund and Diversified Equity Fund have similar, but not identical, investment policies and strategies.  Due to the differences, the Funds were not able to represent either that one-third or more of the Diversified Equity Fund’s assets would continue to be held by the U.S. Core Equity Fund after the reorganization or that a similar portion of the Diversified Equity Fund’s assets would be eligible to be held by the U.S. Core Equity Fund in accordance with its investment objectives, strategies and restrictions.  Therefore, the transaction does not appear to satisfy the continuity of business enterprise requirement for tax-free reorganizations described in Section 368 of the Internal Revenue Code of 1986, as amended, and has been structured as a taxable transaction.  As a result, prior to the reorganization, the Diversified Equity Fund will liquidate its securities holdings to cash, and at the closing will transfer such cash to the U.S. Core Equity Fund.  After the closing, the combined Fund’s portfolio composition will consist of the portfolio securities of the U.S. Core Equity Fund and the cash received from the Diversified Equity Fund.  The cash received will then be invested consistent with the combined Fund’s investment objective, policies and procedures, which, as noted above, will be the same as those of the U.S. Core Equity Fund.

 2)           Comment:  Please explain what the Board of Trustees (the “Board”) considered in approving the proposed reorganization, and why the Funds are proposing the reorganization, rather than liquidating the Diversified Equity Fund and allowing the Fund’s shareholders to choose the fund in which they invest, given that the securities held by Diversified Equity are being liquidated in connection with the reorganization.  Please explain how the proposed reorganization of the Diversified Equity Fund into the U.S. Core Equity Fund is advantageous to shareholders of the Diversified Equity Fund.

Response:  The Board’s considerations in approving the proposed reorganization are described in the combined prospectus and proxy statement filed on Form N-14 (the “N-14”), and are set forth below.  With respect to the Staff’s questions regarding liquidation, in view of the potential benefits of the reorganization, and how the reorganization is advantageous to shareholders of the Diversified Equity Fund, the Board considered that the reorganization will provide shareholders of the Diversified Equity Fund with the continued opportunity to utilize the services of CNR as manager of their equity portfolios on an uninterrupted basis with little transactional difficulty.  The Board determined that shareholders of the Fund should be given an opportunity to vote on whether the reorganization should occur, so that they could continue to receive advisory services from CNR on an uninterrupted basis.  The Board also considered that shareholders of the Diversified Equity Fund continue to be able to redeem their shares of the Fund at any time prior to the reorganization if they wish to choose another fund in which to invest, and that the shareholders of the U.S. Core Equity Fund would be able to redeem their shares of the U.S. Core Equity Fund for that or any other purpose at any time after the reorganization.

The N-14 includes the following description of the Board’s considerations in approving the reorganization:

In approving the reorganization, the Board considered the terms and conditions of a proposed Agreement and Plan of Reorganization between the Trust on behalf of the Diversified Equity Fund and the Trust on behalf of the U.S. Core Equity Fund (the “Reorganization Agreement”) and the following factors, among others:

(1)      The assets of the Diversified Equity Fund are small ($47.7 million as of June 30, 2013) and its prospects for further growth are not good.  CNR expects that after the consummation of the reorganization, the combined Fund will be better positioned for growth than the Diversified Equity Fund is on its own.

(2)      CNR expects that the total operating expenses of the Diversified Equity Fund (as a percentage of the Fund’s average net assets) will increase as fixed costs are spread over a shrinking asset base.   Because the U.S. Core Equity Fund’s investment advisory fee will be lower and certain operating expenses at the combined Funds will be shared across a larger pool of assets, CNR expects that as a result of the reorganization shareholders of the Diversified Equity Fund will bear lower expense ratios as shareholders of the U.S. Core Equity Fund.

(3)      The investment objectives, policies and strategies of the U.S. Core Equity Fund are similar to those of the Diversified Equity Fund, and accordingly the reorganization will provide shareholders of the City National Rochdale Diversified Equity Fund with the continued opportunity to utilize the services of CNR as manager of their equity portfolios.

(4)      The interests of the Diversified Equity Fund’s shareholders will not be diluted as a result of the reorganization.  The assets and liabilities of the Diversified Equity Fund will be transferred to the U.S. Core Equity Fund in exchange for shares of beneficial interest of the U.S. Core Equity Fund having a total value equal to the value of the assets the Diversified Equity Fund transferred to the U.S. Core Equity Fund (net of any liabilities). However, all known liabilities of the Diversified Equity Fund will be paid before the closing of the reorganization, and it is therefore anticipated that no liabilities of the Diversified Equity Fund will be transferred to the U.S. Core Equity Fund.  The exchange will take place at net asset value and there will be no sales charge or other charge imposed as a result of the reorganization.  The Diversified Equity Fund and the U.S. Core Equity Fund are subject to the same pricing and valuation procedures.

(5)     The shareholders of the Diversified Equity Fund will incur transaction and tax costs in connection with the sale of all of its investment portfolio prior to its reorganization.  However, similar costs would be incurred in connection with the liquidation of the Diversified Equity Fund.  CNR will pay the Funds’ reorganization expenses.

(6)      The U.S. Core Equity Fund and the Diversified Equity Fund are managed by the same investment adviser, CNR.  Furthermore, the other services and privileges available to the shareholders of the U.S. Core Equity Fund will be the same as those available to Diversified Equity Fund shareholders.

(7)      CNR will bear the costs of the reorganization other than transaction costs associated with the sale of the Diversified Equity Fund’s investment portfolio, including legal, accounting and transfer agent costs.

After consideration of the factors mentioned above and other relevant information, at a meeting held on September 17, 2013 the Board determined that the reorganization is in the best interests of the Funds and their shareholders, and that the interests of the Diversified shareholders will not be diluted as a result of the reorganization, and unanimously approved the Reorganization Agreement and directed that it be submitted to shareholders for approval.

***************

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee, Esq.
Bingham McCutchen LLP